UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Logan Ridge Finance Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

541098109
(CUSIP Number)

Punch & Associates Investment Management, Inc.
Attention: Todd Spicer
7701 France Avenue South
Edina, Minnesota 55435
(952) 224-4350

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 541098109

1.	Name of Reporting Person.

Punch & Associates Investment Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)       [   ]

(b)       [X]

3.

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Minnesota, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 232,875 9. Sole Dispositive Power 0 10. Shared Dispositive Power 232,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

232,875

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

8.7%

14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 541098109

1.	Name of Reporting Person.

Howard D. Punch, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)       [   ]

(b)       [X]

3.

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 23,000 8. Shared Voting Power 232,875 9. Sole Dispositive Power 23,000 10. Shared Dispositive Power 232,875
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

232,875

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

8.7%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 541098109

Item 1.	Security and Issuer

(a)	Security:	Common Stock, $.01 par value per share

(b)	Issuer:	Logan Ridge Finance Corporation
650 Madison Avenue, 32nd Floor
New York, New York 10022

Item 2.	Identity and Background

This Statement is being filed by Punch & Associates Investment Management, Inc., a Minnesota Corporation (“Punch & Associates”), and Howard D. Punch, Jr. (collectively, the “Reporting Persons”).

Punch & Associates is an independent investment adviser registered with the Securities and Exchange Commission that provides investment advisory services to a variety of clients (collectively, the “Client Accounts”). As investment adviser to the Client Accounts, Punch & Associates has the authority to invest the funds of the Client Accounts in securities (including shares of Common Stock of the Company), as well as the authority to purchase, vote and dispose of such securities, and thus may be deemed to be the beneficial owner of the shares of the Company’s Common Stock held by Punch & Associates on behalf of such Client Accounts. The principal address of Punch & Associates is 7701 France Ave. So., Suite 300, Edina, MN 55435.

Mr. Howard D. Punch, Jr., is the President as well as control person of Punch & Associates. By virtue of his control of Punch & Associates, Mr. Punch may be deemed to have a beneficial interest in the shares of the Company’s Common Stock held by Punch & Associates on behalf of the Client Accounts, and therefore, may be deemed the indirect beneficial owner of these shares. In addition, Mr. Punch may exercise direct voting or dispositive power over an additional shares of Common Stock of the Company. Mr. Punch disclaims beneficial ownership of all shares of Common Stock, other than those shares of Common Stock for which he may exercise direct voting or dispositive power. The business address of Mr. Punch is 7701 France Ave. So., Suite 300, Edina, MN 55435.

During the last five years, the Reporting Persons have not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

All shares of Common Stock of the Company held by Punch & Associates on behalf of Client Accounts were purchased with funds provided by the Client Accounts.

Mr. Punch acquired the additional 23,000 shares of Common Stock of the Company individually through personal funds.

Item 4.	Purpose of Transaction

All securities have been acquired for investment purposes only. On November 9, 2023, Punch & Associates sent a letter to the Board of Directors of the Company encouraging the Company to explore a business combination transaction. A copy of the letter to the Board of Directors of the Company is attached to this Schedule 13D as Exhibit 7.2. Other than as described in the previous two sentences, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D. The Reporting Persons may from time to time acquire additional shares of Common Stock of the Company in open market transactions. Alternatively, the Reporting Persons may sell all or a portion of the Common Stock reported on this Schedule 13D. In addition, the Reporting Persons may formulate other purposes, plans or proposals regarding the Company or its Common Stock to the extent the Reporting Persons deem advisable in light of general investment and trading policies, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer

(a)	See items 11 and 13 of the cover pages.

(b)	See items 7, 8, 9, and 10 of the cover pages.

(c)	See Annex 1 attached hereto containing a record of transactions in the Company’s Common Stock in the past 60 days (all purchases).

(d)	Not applicable.

(e)	Not Applicable.

To the best of Punch & Associates’ knowledge, no Client Accounts own more than 5% of the shares of the Company Common Stock presently outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 4 above, Punch & Associates sent a letter dated November 9, 2023 to the Company attached as Exhibit 7.2. Howard Punch and Punch & Associates may be deemed a group and have filed a Joint Filing Agreement attached as Exhibit 7.1.

Item 7.	Material to be Filed as Exhibits

7.1	Joint Filing Agreement

7.2	Letter dated November 9, 2023 to the Board of Directors of the Company

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2023

PUNCH & ASSOCIATES INVESTMENT MANAGEMENT, INC.

/s/ Howard D. Punch, Jr.
Howard D. Punch, Jr.
President

HOWARD D. PUNCH, JR.

/s/ Howard D. Punch, Jr.

Annex 1

Transactions in the Common Stock of the Company During the Past Sixty (60) Days

All purchases

Purchase Date	Shares	Price per share	Total Amount
9/8/2023	1	21.08	$21.08
9/11/2023	33	21.15	$697.95
9/12/2023	6978	21.11	$14,7303.5
9/13/2023	3	20.8	$62.4
9/14/2023	779	21.09	$16,428.25
9/20/2023	1700	21.28	$36,182.29
9/21/2023	200	21.1	$4,219.8
9/25/2023	100	20.7	$2,070.5
9/25/2023	900	20.94	$18,848.97
9/27/2023	197	20.72	$4,082.27
10/2/2023	400	20.37	$8,150
10/2/2023	1460	20.67	$30,184.04
10/5/2023	343	20.58	$7,058.63
10/9/2023	4300	20.35	$87,521.87
10/9/2023	1582	20.44	$32,343.88
10/10/2023	19	20.36	$386.84
10/11/2023	4099	20.33	$83,312.18
10/12/2023	50	20.15	$1,007.5
10/12/2023	72	20.29	$1,460.88
10/13/2023	378	20.47	$7,739.55
10/13/2023	171	20.41	$3,490.11
10/16/2023	329	20.68	$6,802.86
10/17/2023	2	20.39	$40.78
10/18/2023	1586	20.4	$32360.9
10/18/2023	2118	20.44	43291.92
10/19/2023	294	20.46	$6,014.83
10/31/2023	4500	20.47	$92,136.15
10/31/2023	1500	20.48	$3,0717